Beyond Commerce, Inc.
9029 South Pecos, Suite 2800
Henderson, NV 89074

October 16, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Maryse Mills-Apenteng, Special Counsel

Re:	Beyond Commerce, Inc. Registration Statement on Form S-1 Filed August 20, 2009 (File No. 333-161461)

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as  set  forth  in  a  comment  letter  dated September 16, 2009 relating to the above-referenced registration statement of Beyond Commerce, Inc. (“Beyond Commerce” or the "Company")  The answers set forth herein refer to each of the Staff’s comments by number.

General

1.           We note that you have omitted certain pricing-related information as well as other informationfrom your filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allowfor the omission prior to effectiveness of the number of shares to be offered on the cover. See SEC Release No. 33-6714. In addition, please confirm that you will not circulate copies of the registration statement until you include a bona fide estimate of the price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously addressed in our comments.

Response:

The Staff’s comment is duly noted. The Company confirms that it will not circulate copies of the registration statement until the Company includes a bona fide estimate of the price range and maximum number of shares, and all other information except information that the Company may exclude in reliance upon Rule 430A.

2.           Please revise the cover page and other relevant sections of the prospectus to state clearly thatthere is no minimum number of shares that must be sold in the offering, the company will retainthe proceeds from the sale of any of the offered shares, and that funds will not be returned to investors. You indicate that the offering is not being underwritten, yet you present information in the prospectus as though all of the shares of common stock will be sold.

Response:

The cover page and other relevant sections of the prospectus have been revised to state clearly that there is no minimum number of shares that must be sold in the offering, the company will retain the proceeds from the sale of any of the offered shares, and that funds will not be returned to investors.

3.           The term "best efforts" should not be used in referring to the proposed offering, since there is notan independent selling agent that will exercise sales efforts on behalf of the issuer. Please use thephrase "direct public offering" instead throughout the filing including the plan of distribution. In referring to a "direct public offering, no minimum" distribution method, you should clearly state that there is a possibility that no proceeds will be raised or that if any proceeds are raised, they may not be sufficient to cover the cost of the offering.

Response:

The term “best efforts” has been removed from the registration statement and replaced by the term “direct public offering” in accordance with the Staff’s comment.

4.           Please delete the table in the prospectus summary, which provides information as if all of theproceeds will be received. In the context of a direct public, no minimum offering, a table of thistype is not appropriate as it is likely to suggest to the reader that the total offering price and the proceeds to the issuer will be received.

Response:

The table on the prospectus cover page has been deleted in accordance with the Staff’s comment.

5.           Please include the legend required by Item 501(b)(11) of Regulation S-K.

Response:

The legend required by Item 501(b)(11) of Regulation S-K was included in the registration statement at the top of the prospectus cover page.

Table of Contents

6.           The table of contents indicates that you have included a discussion relating to selling securityholders on page 14. Since yours is an offering solely by the company and not by sellingshareholders, please remove this

Response:

The reference to selling security holders has been removed from the table of contents in accordance with the Staff’s comment.

Summary of Prospectus, page 5

7.           If you retain a summary section, it should provide a brief overview of the key aspects of theoffering. For example, the history of the company's name changes does not appear to be keysummary information. However, disclosure regarding your net losses during your operating history and going concern qualification would be material to an investor.

Response:

The prospectus summary has been revised to remove the history of the Company’s name changes and to disclose the Company’s net losses during its operating history and going concern qualification.

The Offering, page 6

8.           Information provided throughout the prospectus assumes that you will receive the full amount ofthe offering. Revise the section titled "Proceeds to Our Company" and throughout the prospectus,as applicable, to show proceeds to the company if the offering is subscribed to at varying levels, e.g., 10%, 25%, 50%, 75% and 100%. Similar changes should be made to Use of Proceeds, Dilution, and the liquidity discussion in Management's Discussion and Analysis.

Response:

The sections Proceeds to Our Company, Use of Proceeds, Dilution and the liquidity discussion in Management’s Discussion and Analysis have been revised in accordance with the Staff’s comment.

Risk Factors, page 6

9.           Please include a prominently placed risk factor explaining that because there is no minimumpurchase requirement in connection with this offering, you may receive some or no proceeds.Discuss the adverse consequences to investors in the event only limited proceeds are received. For example, it appears possible that the proceeds generated in the offering may not even be sufficient to defray the costs of the offering.

Response:

The registration statement has been revised to add a prominently placed risk factor explaining that because there is no minimum purchase requirement in connection with this offering, the Company may receive some or no proceeds in accordance with the Staff’s comment.

We will need significant additional capital, which we may be unable to obtain, page 7

10.           We note your disclosure here and elsewhere in the filing that you do not have "sufficient cashavailable to fund your working capital needs." Please disclose the minimum dollar amount offunding you require to conduct proposed operations for a minimum period of one year from the date of filing. Quantitative information regarding your financial requirements is necessary to provide meaningful context for investors to assess the company's financial condition, the likelihood you will be able to pursue your business plan, and the risks associated with a "no minimum" offering structure.

Response:

The registration statement has been revised to discloser the minimum dollar amount of funding the Company requires to conduct proposed operations for a minimum period of one year in accordance with the Staff’s comment.

We currently have outstanding potentially convertible promissory notes that are secured by a lien on all of our assets…. page 8

11.           You state on page 8 that you currently have $2,280,000 of convertible promissory notes that aresecured by a first priority security interest on your assets. You also state on page F-45 that youcurrently have outstanding $2,380,000 of short-term convertible promissory notes that are secured by a lien on all of the company's assets. Please explain or revise.

Response:

The $2,380,000 stated on page F-45 represents the amount outstanding as of June 30, 2009, the date of the financial statements in which it is included. The $2,280,000 amount stated on page 8 represents the current amount outstanding. The reason for the difference is that $100,000 of the convertible promissory notes were converted into common stock in July 2009.

Determination of Offering Price, page 13

12.           We note your disclosure that you determined the offering price arbitrarily. However, you alsodisclose several factors that you considered in setting the offering price, such as "the prospects, ifany, for similar companies, anticipated results of operations, present financial resources, thegeneral condition of the securities market and the likelihood of acceptance of this offering." In light of your consideration of these factors, the basis for your statement that the offering price was determined arbitrarily is unclear. Please explain or revise to describe how those factors affected your determination of the offering price. Please also include a discussion regarding the relationship between the offering price and the OTCBB market price. See Item 505 of Regulation S-K.

Response:

Because there will not be a material disparity between the offering price and the market price, the determination of offering price section of the prospectus has been removed in accordance with Item 505 of Regulation S-K.

Description of Securities, page 15

13.           We note that you have warrants and debt securities that could materially limit or qualify the rightsof the shares of common stock being registered in this filing. Please discuss the informationregarding these other securities as to enable investors to understand such limitations or qualifications. Disclose the amount of each type of security that is currently outstanding. See Item 202(a)(4) of Regulation S-K.

Response:

The description of securities section has been revised discussion the Company’s outstanding warrants and debt securities in accordance with the Staff’s comment.

Description of Our Business, page 15

14.           Please clarify the number of independent sales representatives utilized by you. You state on page17 that you have engaged over 30,000 independent sales representatives but state on page 18 thatthere are over 50,000 independent sales representatives located throughout the country. Please also include a discussion of the amount of business or ads generated by this large group of sales representatives and the extent to which they are managed by you through contractual agreements or otherwise.

Response:

Because the Company has sold the assets relating to the software, name rights, and trademark of its LocalAdlink division, which utilized independent sales representatives, the references to the number of independent sales representatives has been removed from the registration statement.

15.           To the extent material, disclose the number of members, users, and/or customers who utilize eachof the company's three services, www.Boomj.com, LocalAdLink, and i-SUPPLY, and fromwhom you generate revenue, and whether you depend on one or more major customers.

Response:

The registration statement has been revised to disclose the number of members, users, and/or customers who utilize each of the company's two remaining services, from whom the Company generates revenue, and whether the Company depend on one or more major customers, in accordance with the Staff’s comment. Because the Company has sold it LocalAdLink division, such information is not included with respect to LocalAdLink.

16.           Please provide us with the relevant portions of any third-party industry research reports you cite.For instance, we note your statement on page 18 that "Boomj.com was the only Baby Boomerspecific Web site to be ranked as one of the top 50 global social networking sites in July 2008, according to comScore." To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement.

Response:

The registration statement has been revised to provide the website address, http://blog.funadvice.com/2008_09_01_archive.html, from where the Company obtained the statistics from the comScore report. Because the website is copyrighted, the Company has not filed it with the registration statement.

Management’s Discussion and Plan of Operation, page 21

Liquidity and Capital Resources, page 23

17.           You state that you "currently do not have sufficient funds on hand to fund [y]our currentobligations." Clarify how you expect to meet your short and long-term cash requirements andmaintain operations for the next 12 months. Please see Item 303(a)(1) of Regulation S¬K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. Specifically, please provide disclosure responsive to the following:

•	State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.
•	Disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year from the date of filing.
•	Discuss the impact on your business and any course of action you plan to take if you sell less than all of the securities being offered in this registration statement.

Response:

The registration statement has been revised to disclose the Company expects to meet its short and long-term cash requirements and maintain operations for the next 12 months and related information in accordance with the Staff’s comment.

18.                 Please revise this section to discuss the most significant business challenges thatmanagement expects to encounter over the next year and beyond as well as the knowntrends, demands and uncertainties that may affect the company's financial condition. For example, we note that you disclose on page 22 that you had 101 employees at the end of June 2009, but state on page 20 that you have 81 full-time employees as of August 6, 2009. Consider discussing whether the reduction of your workforce is a known trend or uncertainty that may affect the company's financial condition. Also consider discussing whether the company plans to expand its operations internationally and the business challenges associated with any such expansion plans. We note your recent press releases regarding LocalAdLink's expansion into India, Canada, and Australia.

Response:

The liquidity and capital resources section has been revised to discuss the most significant business challenges that management expects to encounter as well as the known trends, demands and uncertainties that may affect the company’s financial condition in accordance with the Staff’s comment.

Officers, Directors, and Key Personnel of the Company, page 28

19.                 Please disclose the business experience of each of the executive officers during the pastfive years, including the name and principal business of any corporation or otherorganization in which the executive officer worked. In this regard, we note that you have not disclosed employment information during the past five years for Robert J. McNulty, Chairman and Chief Executive Officer. See Item 401(c) of Regulation S-K.

Response:

The registration statement has been revised to disclose the business experience of each of the executive officers during the past 5 years in accordance with the Staff’s comment.

20.                 In addition, it appears that you have not disclosed for each director the term of office aswell as any period(s) during which each director has served as such. Please revise toprovide this information. Refer to Item 401(a) of Regulation S-K.

Response:

The registration statement has been revised to disclose the term of office for each director and any period(s) during which each director has served as such in accordance with the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 31

21.                 We note your disclosure that Linlithgow Holdings, LLC is owned and controlled byimmediate family members of Mr. Robert J. McNulty. Please identify by name thenatural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Linlithgow Holdings, LLC.

Response:

The registration statement has been revised to name the individual who has voting and investment power the shares held by Linlithgow Holdings, LLC.

22.                 It appears that the beneficial ownership table on page 31 does not include two directors,Ron Loveless and Paul Morrison. Item 403(b) of Regulation S-K requires that you nameof all of the directors individually in the table. It appears that these persons were omitted from the Director Compensation table on page 31 as well. Please revise accordingly.

Response:

As disclosed in the registration statement, Mr. Loveless and Mr. Morrison were elected to the Company’s board of directors in April 2009 and July 2009. Accordingly, as they were not directors of the Company at any time during 2008, they are not included in the director compensation table for the year ended December 31, 2008.

Item 15. Recent Sales of Unregistered Securities, page 34

23.                 We note that you have recently issued securities in several unregistered offerings inreliance on Regulation D. However, it does not appear that you made any filings on FormD in connection with these offerings. Please note that for each unregistered offeringeffected in reliance on Regulation D after March 16, 2009, a Form D should have been filed electronically. Please file these forms or tell us why you are not required to make any flings on Form D in connection with these offerings. See Securities Act Rules Compliance and Disclosure Interpretations Questions 257.01 and 257.02, available on our website at http://www. sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response:

The Company will file Form D’s in connection with its unregistered offerings made in reliance on Regulation D as soon as practicable.

Item 16. Exhibits

24.                 You state on page 11 in the risk factors that you have no employment agreementswith any of your executive officers. However, you list an employment agreement withWendy Borow-Johnson, President — Brand Management, in the exhibit list whichindicates that the agreement was filed as an exhibit to a Form 8-K filed on January 8, 2008. We note that the employment agreement was not filed with the Form 8-K. Please advise.

Response:

The employment agreement with Ms. Borow-Johnson was filed as an exhibit to the Company’s 10-KSB filed on April 4, 2008. The exhibit list to the registration statement has been revised accordingly. The employment agreement with Ms. Borow-Johnson has terminated in accordance with its terms. Accordingly, the Company is not currently party to any employment agreements with any of its executive officers as stated in the risk factors.

Item 17. Undertakings, page 42

25.                 Please revise to provide all the applicable undertakings required by Item 512 ofRegulation S-K. Specifically, it appears that the undertakings required by Item 512(h)and Item 512(i) of Regulation S-K should be included. Please revise or advise.

Response:

The registration statement has been revised to include the undertakings required by Item 512(h) and Item 512(i) of Regulation S-K in accordance with the Staff’s comment.

Very Truly Yours,

By:	/s/ Mark Noffke
Name: Mark Noffke
Title: Chief Financial Officer